

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

>   **Re: Keyuan Petrochemicals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 21, 2010**
>   **File No. 333-167029**

Dear Mr. Tao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have open comments related to the review of the Item 4.01 Form 8-K filed April 28, 2010. We remind you that your filing cannot go effective until all comments are cleared on your Item 4.01 Form 8-K.

2.   We note the audit report in Exhibit 99.1 of Form 8-K filed April 28, 2010 is not signed. Please amend the report to provide a signed audit report.

Cover page of prospectus

3.   We note that, as of June 2, 2010, you changed your trading symbol to "KYNP." Please make appropriate revisions throughout your prospectus accordingly.

4.   Please disclose the information required by Item 501(b)(3) of Regulation S-K and instruction 2 of this item. Please also disclose that some of the shares offered underlie preferred stock and warrants.

Item 3. Summary Information, Risk Factors and Ratio of Earnings . . . , page 1

Our Company, page 1

5.   We note your reference to data sources in the third paragraph. Please revise to identify the organization or company associated with each cited website address. Please also revise to list each data source immediately following the data you have provided from that source. Disclose whether you are attempting to incorporate the information on external web sites into this prospectus.

6.   We note your disclosure in the fourth paragraph. Please revise your disclosure to indicate whether it is customary to receive an oral confirmation for land reservations and explain the significance of such notification to your business.

April – May 2010 Private Financing, page 2

7.   We note your reference here and elsewhere in your prospectus to the ability of shareholders to sell their securities under Rule 144 of the Securities Act. Please note that the ability to sell under Rule 144 safe harbor may not be available for the resale of your securities. Please revise your disclosure accordingly. For further guidance, please refer to Securities Act Rules Question 137.01 of the Division's Compliance and Disclosure Interpretations.

Note Regarding Forward-Looking Statements, page 6

8.   Please note that you are not entitled to rely upon the safe harbor under Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise your prospectus to delete these references.

Risk Factors, page 6

9.   Please include a risk factor addressing the material weakness in your internal controls.

10.   We note your disclosure in the first paragraph of Note 16 on page 79. Please consider adding a risk factor to disclose any risks associated with your dependence upon five vendors for approximately 70% of your raw material purchases.

Risks Related to Our Business, page 6

11.   On page 8, you disclose that five customers accounted for 70% of your total revenue for the years ended March 31, 2009. Please revise your filing to clarify whether your year ended is March 31 or December 31, 2009.

Under the *PRC Enterprise Income Tax Law*, we may be classified as . . . , page 10

12.   Please revise the first paragraph to clearly indicate whether you qualify to observe the five-year transition period.

Dividends we received from Keyuan Plastics may be subject to PRC . . . , page 11

13.   Please revise the first paragraph to disclose the dollar amount of dividends that have been paid to date that may be subject to the 10% withholding tax.

Failure to comply with PRC laws and regulations relating to . . ., page 13

14.   Please revise to explain what "as-build acceptance inspection" is and whether the completion of the inspection is critical to your business.

The implementation of the new PRC employment contract . . . , page 16

15.   We note your disclosure in the third paragraph on page 48. Please revise this risk factor to include a discussion of your requirements under Chinese law to make contributions to the employee benefit plan and how the obligation may impact your business.

Item 7. Selling Stockholders, page 19

16.   Please revise your disclosure to disclose the exemptions upon which you relied in issuing the shares offered by the selling shareholders.

17.   We note your statement that Ashar Qureshi and Paul Calvin Hickey are affiliates of a broker-dealer. Please disclose whether (i) they purchased in the ordinary course of business and (ii) at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please note that if you are unable to make these statements with regard to these affiliates, then you must identify the affiliates as underwriters in the prospectus.

18.   Please reconcile the following sentences on page 20 "Except for Hayden
        Communications International Inc. and Hampton Growth, each of which has been
        engaged by us as an investor relations firm…" and "Each of Hayden Communications
        International Inc. Chesapeake Group, Inc., and Hampton Growth were issued the shares
        registered herein in exchange for services provided to us pursuant to separate investor
        relations agreements." Chesapeake appears to be left out of the first sentence.

19.   Please disclose the natural person having voting, dispositive or investment powers over
        Humminah Limited Partnership.

Item 8. Plan of Distribution

20.   To the extent that any successor(s) to the named selling stockholder wish to sell under
        this prospectus, please be advised that you must file a prospectus supplement identifying
        such successors as selling stockholders. Please revise your disclosure to state that a
        prospectus supplement will be filed in these circumstances. We note the disclosure on
        page 34 regarding successor shareholders in the context of defaults.

Item 9. Description of Securities, page 35

21.   Please revise the sentence, "The following summary description relating to the
        Company's capital stock does not purport to be complete," in light of the requirement in
        Rule 411(a) of Regulation C under the Securities Act which provides that where a
        summary or outline of the provisions of any document is required in the prospectus, the
        summary or outline may incorporate by reference particular items, sections or paragraphs
        of any exhibit and may be qualified in its entirety by such reference.

Item 11. Information with Respect to the Registrant, page 38
General

22.   We note the disclosure in the first paragraph of Note 18 on page 61. Please revise this
        section to disclose the sources and availability of raw materials and the names of your
        principal suppliers. File material contracts as exhibits. See Item 101(h)(4)(v) of
        Regulation S-K.

Production Capacity and Expansion, page 38

23.   We note your disclosure in the fourth paragraph under "Our Company" on page 1. Please
        revise the last paragraph on page 38 to discuss the approval and agreement process for
        securing the land for your proposed expansion, including the anticipated timing for
        approval.

24.   Please revise to provide detailed disclosure regarding your plans with regard to the
        asphalt production activities. In this regard, we note your general asphalt market

disclosure on page 41. Please discuss how you plan to utilize the asphalt production capability in your business, including the specific asphalt-based products you plan to produce, your planned target market and how the asphalt production capability fits into your overall business.

Petrochemical Market in China, page 39

25.   We note your reference to various data sources in connection with the industry market data provided in this section and throughout your prospectus.   Please disclose whether all market and industry data represents information that is generally available to the public and was not prepared for you for a fee or whether you funded or were otherwise affiliated with these sources.

26.   Please indicate the source of your belief in the first stand-alone paragraph on page 41 that China's domestic demand for petrochemical products is expected to continue for a number of years.

Our Competitive Strengths, page 43

27.   Please balance the information presented in this section by discussing risks related to your business such as your lack of intellectual property protection.

Technology Advantage, page 43

28.   Please revise to provide the source of your claim that you are a leading independent petrochemical manufacturer and supplier.

29.   Please revise to further explain the significance of the higher yield rate.

30.   Please revise to identify the "enhanced technologies" you use in your production process that allow you to enjoy lower capital investment and enhanced operations efficiency.

Major Customers, page 44

31.   Please revise to provide detailed information regarding your target customers. For example, please state the type of products produced by the component manufacturers that purchase your products.

32.   We note your disclosure in the first paragraph under "Our Company" on page 1 in which you state you have "a robust customer base with long-term purchase contracts." Please discuss these arrangements in this section. Please also file any material long-term purchase contracts upon which your business is substantially dependent as exhibits to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

33.   We note your disclosure on page 8 that you rely upon five customers for 70% of your total revenues and one customer for 26% of your total sales. Please revise to also disclose this information in this section. See Item 101(h)(4)(vi) of Regulation S-K.

Government Regulation, page 44

34.   To the extent possible, please disclose the material expenditures necessary for compliance with various regulatory requirements discussed throughout this section such as work place safety and environmental compliance.

Research and Development, page 47

35.   Please disclose the estimated amount spent during the past two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Employees, page 48

36.   Please revise to state the number of total employees in addition to the number of full-time employees disclosed. See Item 101(h)(4)(xii) of Regulation S-K.

Consolidated Balance Sheets, page 51

37.   We note the balance for your deferred tax asset remained unchanged from December 31, 2009 to March 31, 2010. However, we note you reported positive income before taxes and did not recognize any tax expense for the quarter ended March 31, 2010. Given this, it appears that you utilized your deferred tax asset to reduce your income tax expense, which would have decreased your deferred tax asset balance as of March 31, 2010. Please clarify or amend your filing.

38.   We note you classified your deferred tax asset of $3.5 million as a current asset. However, on page 94 you state that management expects to report a net loss for the 2010 fiscal year and beyond. Given this, it appears that your deferred tax assets should be classified as a long-term asset, rather than a current asset, on the balance sheet pursuant to ASC 740-10-45-9. Please advise or amend your filing. This comment is also applicable to your balance sheet as of December 31, 2009.

Consolidated Statements of Cash Flows, page 53

39.   You included the restricted cash balance in reconciling the beginning cash balance to the ending cash balance. Please amend your filing to remove restricted cash from the reconciliation pursuant to ASC 230-10-45-4. This comment is also applicable to your cash flow statement as of December 31, 2009.

40.   We note restricted cash balances are reserved for settlement of trade notes payable and open letters of credit through your bank. Please classify the activity in the restricted cash accounts as financing activities. Refer to 230-10-45-14 and 15 for guidance.

Basis of Presentation, page 54

41.   You disclose on page 87 that the consolidated financial statements reflect, in part, variable interest entities. Please clarify to us whether you have consolidated any variable interest entities as of December 31, 2009 or March 31, 2010. We may have further comment pursuant to ASC 810-10-65-2 or FIN 46(r) once we review your response.

42.   You state that your consolidated financial statements include the accounts of your direct wholly-owned subsidiaries and your indirect proportionate share of subsidiaries owned by the wholly-owned subsidiaries. Please tell us what you mean by this statement. Your response should explain in detail what you mean by "indirect proportionate share of subsidiaries owned by wholly-owned subsidiaries."

        If you consolidate entities in which you own less than 51% of the voting stock, please identify the entities and separately disclose by entity the impact to your financial statements. Please provide to us your accounting analysis that supports consolidation of these material investees, including English contracts/agreements that support consolidation. Furthermore, please tell us your consideration of presenting a non-controlling interests line item on the face of your financial statement pursuant to ASC 810-10-65-1.

Note 9 – Deferred Tax Assets, page 55

43.   We note you have deferred tax assets of $3.5 million as of December 31, 2009 and March 31, 2010. We note your disclosure on page 94 that management expects to report a net loss for the 2010 fiscal year and beyond. Please tell us how you determined it was more likely than not that you were going to be able to utilize all of your deferred tax assets. Refer to ASC 740-10-30-16 for guidance.

44.   Please clarify the difference between net operating loss and net operating loss carryforwards.

Note 20 – Subsequent Events, page 61

45.   Based on Footnote 12 on page 57 it appears that you had debt due in April 2010 of $14.7 million and $12.5 million in May 2010. We note this debt of $27.2 million exceeds your cash and trade notes receivable as of March 31, 2010. Based on your disclosure on page 54, restricted cash of $15.8 million as of March 31, 2010 cannot be used to satisfy this debt obligation. Please revise your filing to disclose whether you timely paid your debt

obligations. If not, please discuss the consequences of late/no payment to your liquidity and results of operations.

46.   Please revise your filing to explain how you intend to use the proceeds raised in the private placements held in April and May 2010.

Note 12—Short-Term Bank Loans, pages 75-76

47.   We note your disclosure in this section and in Note 15 on pages 77-78. Please file all material loan agreements as exhibits to your registration statement.

Note 15 – Income Taxes, page 79

48.   Please amend your filing to include the applicable disclosures of ASC 740-10-50-1 through 21.

Pro Forma Combined Financial Statements, page 82

49.   You labeled your pro forma balance sheet as of March 31, 2010 as "audited" for Keyuan International and Silver Pearl. Please amend your filing to remove the "audited" label if this information is in fact unaudited.

50.   Given that consummation of the private placement was conditioned upon execution of the Share Exchange, please revise the pro forma EPS data to include the private placement securities in the calculations for all periods presented. See Article 11-02(b)(6) of Regulation SX.

Management Discussion and Analysis, page 89

Our Products, page 90

51.   Please revise to include a discussion of your proposed asphalt production expansion plans. In addition to the costs and timeline, please discuss the fact that you have not yet received any written confirmation from or entered into any written agreement with the Ningbo Municipal Government from whom permission is required for your expansion plans.

Results of Operations, page 92

52.   Please amend your filing to discuss the reasons for the changes in the effective tax rate for all periods presented.

Liquidity and Capital Resources, page 95

53.   You state on page 7 that although you received gross proceeds of $26.2 million from a private placement you still need additional cash resources to expand your manufacturing facility. Please amend your filing to quantify your cash needs and expected sources of this cash.

54.   We note you reported negative working capital as of December 31, 2009 and March 31, 2010 and have significant non-current debt obligations. Please amend your liquidity discussion to address your ability to fund operations and service debt and the source of the funds. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

55.   Please amend your filing to discuss the nature of and repayment terms related to your trade notes receivable and payable.

Item 15. Recent Sales of Securities, page 105

56.   As to any securities sold otherwise than for cash, such as services, please state aggregate amount of consideration received by the registrant. See Item 701(c) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 107

57.   Please file a copy of your articles of incorporation and bylaws as exhibits to your registration statement. See Item 601(b)(3)(i)-(ii) of Regulation S-K.

Item 17. Undertakings, page 108

58.   Please revise to provide the undertakings required under Item 512(a)(5)(ii) of Regulation S-K, as applicable.

Signatures

59.   Please refer to Instruction 1 of the signatures on Form S-1 and the requirement that the registration statement shall also be signed by your authorized representative in the United States if you are a foreign private issuer. Please revise and advise.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 6

Evaluation of Disclosure Controls and Procedures, page 6

60.   In future filings, please revise to provide further disclosure regarding how you plan to
        rectify the material weaknesses identified in your disclosure controls and procedures. For
        example, please explain the specific roles the additional accounting staff will serve in
        remedying the material weaknesses.

Exhibits 31.1 and 31.2

61.   In future filings, please delete "amended" before "report" in paragraph 2 of the
        certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 2000
        New York, New York 10004